PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(3)
(To prospectus dated May 20, 2005)	Registration No. 333-119966

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Penn Treaty American Corporation
3440 Lehigh Street
Allentown, PA 18103
(610) 965-2222

Penn Treaty American Corporation

$14,000,000 6¼% Convertible Subordinated Notes due 2008 issued on February 2, 2004
$2,000,000 6¼% Convertible Subordinated Notes due 2008 issued on February 19, 2004
$10,000,000 6¼% Convertible Subordinated Notes due 2008 issued on November 24, 2004
15,312,469 shares of Common Stock

        This Prospectus Supplement No. 2 supplements information contained in our Prospectus dated May 20, 2005 (the “Prospectus”), as supplemented by Prospectus Supplement No. 1 dated July 11, 2005 (“Prospectus Supplement No. 1”), relating to the offering by the selling securityholders named therein of $14,000,000 6¼% Convertible Subordinated Notes due 2008 issued on February 2, 2004 (the “Series 1 Notes”), $2,000,000 6¼% Convertible Subordinated Notes due 2008 issued on February 19, 2004 (the “Series 2 Notes”) and $10,000,000 6¼% Convertible Subordinated Notes due 2008 issued on November 24, 2004 (the “Series 3 Notes” and, together with the Series 1 Notes and the Series 2 Notes, the “Notes”) of Penn Treaty American Corporation. In addition, the Prospectus relates to the offering by the selling securityholders of up to 15,212,469 shares of our common stock, par value $.10 per share, issued or issuable upon conversion of the Notes, and up to 100,000 additional shares of common stock, par value $.10 per share (collectively, the “Common Stock” and, together with the Notes, the “Securities”). This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1.

      Second Quarter Results

        On August 31, 2005, we announced our financial results for the three month period ended June 30, 2005, recording net income of $14.0 million or $0.64 per fully diluted share. Fully diluted earnings per share reflect our one-for-four reverse stock split, which was effective July 11, 2005. During the same period in 2004, we recorded a net loss of $40.2 million or $4.13 per fully diluted share (on a post-split basis).

        Our results for the second quarter of 2005 reflect several notable items, including, but not limited to the following:

o	As a result of the commutation of our reinsurance agreement with Centre Solutions (Bermuda) Limited (“Centre”) for policies issued prior to 2002, which was effective May 24, 2005, we recorded a realized pre-tax gain of $49.4 million. The realized gain represents investment earnings from declining market interest rates that would have otherwise been reflected in future periods.

o	We recorded a pre-tax termination fee of $18.3 million for the early commutation of our reinsurance agreement.

o	We recognized a $7.3 million pre-tax expense for the remaining unamortized portion of our deferred commission asset relating to warrants previously granted to our reinsurer and terminated upon commutation.

o	As a result of the gain realized on the commutation of its reinsurance agreement discussed above, we will be reinvesting the associated assets at a reduced yield. Accordingly, we reduced the discount rate utilized in calculating our claim reserves due to the anticipated reduced future investment earnings. This resulted in a pre-tax increase to claim reserves of approximately $5 million.

        For the second quarter of 2005, we recorded premium revenue of $78.5 million, including $3.1 million of first year collected premium revenue. In the same period in 2004, we recorded premium revenue of $79.2 million, including $2.9 million of first year collected premium revenue. During the 2005 quarter, we issued $5.4 million in new annualized premium, which increased $1.3 million from the same quarter in 2004.

        For the six months ended June 30, 2005, we recorded net income of $15.5 million or $0.74 per fully diluted share. During the six month period ended June 30, 2004, we recorded a net loss of $16.9 million or $1.97 per fully diluted share. We issued $10 million in new annualized premiums during the first six months of 2005, which is an increase of approximately 20% over the same period in 2004.

        At June 30, 2005, our book value was $19.10 per share and fully converted book value (taking into account the potential future conversion of our outstanding convertible debt) was $13.61 per share. Our fully converted book value has grown by 10.5% since December 31, 2004. A reconciliation of book value to fully converted book value is as follows:

(amounts in thousands, except per share amounts)

Shareholders' equity	$241,605
Convertible debt, net of discount	73,018
Preferred interest on early conversion	334
Unamortized deferred offering costs	1,345

Shareholders' equity, fully converted	$316,302

Outstanding shares, as reported	12,649
Shares issuable upon conversion of debt	10,588	*

Outstanding shares, fully converted	23,237

Book value per share, as reported	$19.10

Book value per share, fully converted	$13.61

        * Does not include potential shares issued for preferred interest if the debt is converted prior to October 15, 2005.

        Fully converted book value is a non-GAAP financial measure. We believe that the presentation and discussion of this non-GAAP financial measure, which is consistent with past disclosure, in conjunction with disclosure of all reconciling items, provides a better understanding of our current value in light of future items which we believe are likely to be significantly dilutive to current shareholders.

        Approximately $6.1 million of our 6¼% convertible subordinated notes due 2008 (the “Notes”) were converted during the second quarter of 2005. Subsequent to June 30, 2005 an additional $13.4 million of the Notes have been converted, reducing the balance of the outstanding Notes to $60.7 million.

        We believe that we have eliminated the commutation risk related to the movement of interest rates that was embedded in the reinsurance agreement for our business issued before 2002 and that, by realizing the gain associated with this commutation, we have accelerated the growth in our book value. Also as a result of the commutation of our reinsurance agreement, we expect our investment income and net income for the third and fourth quarters of 2005 to be less than previously anticipated.

        The commutation of our reinsurance agreement with Centre for long-term care insurance policies issued prior to 2002 and transfer of assets to us was effective as of May 24, 2005. In addition, we commuted our reinsurance agreement with Centre for long-term care insurance policies written between January 1, 2002 and July 31, 2004 retroactively to February 1, 2005. At the same time, we entered into a new 100% quota share reinsurance agreement for long-term care insurance policies issued prior to 2002 with Imagine International Reinsurance Limited (“Imagine”). Imagine, an Irish company, is rated “A” by Fitch Ratings Inc. and is a member of Imagine Group, a global special insurance and reinsurance company. The new agreement was effective as of June 30, 2005.

        The key terms of the new reinsurance agreement with Imagine include, but are not limited to, the following:

o	The acceptance of all policy risks by Imagine, subject to an incremental limit of liability of $100 million.

o	The payment by Penn Treaty Network America Insurance Company (“PTNA”) and American Network Insurance Company (“ANIC”) to Imagine of an initial reinsurer allowance of approximately $2,200,000.

o	The payment by PTNA and ANIC to Imagine of a quarterly reinsurer allowance based upon ..0025% of ceded reserves and .005% of security held in the reinsurer trust. Reinsurance allowances will escalate after 2008 if the agreement is not commuted.

o	The remittance, to be held in the funds withheld trust, of net premiums, less ceded claims, less an expense allowance payable by Imagine.

o	The ability of PTNA and ANIC to commute the reinsurance agreement on or after January 1, 2008 in exchange for the return by Imagine of an experience refund amount.

        The commutation agreement with Centre and the new reinsurance agreement with Imagine were filed with the Securities and Exchange Commission as exhibits to a Current Report on Form 8-K on August 3, 2005.

The date of this Prospectus Supplement No. 2 is September 26, 2005.